SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D (Rule 13d-101) Under the Securities Exchange Act of 1934 Harbinger Group Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of class of securities)

41146A106
(CUSIP number)

Michael J. Sharp Executive Vice President and General Counsel LEUCADIA NATIONAL CORPORATION 520 Madison Avenue New York, New York 10022

With a copy to:

Andrea A. Bernstein, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153
(Name, address and telephone number of person authorized to receive notices and communications)

March 18, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 41146A106	13D

1	Name of Reporting Person: S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:	Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	18,632,180*
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	41,632,180*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	41,632,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	28.6%**
14	TYPE OF REPORTING PERSON:	HC, CO

*   See Explanatory Note.
** See Item 5 for discussion of calculation of percentage ownership.

EXPLANATORY NOTE

This Statement on Schedule 13D reflects that as of March 18, 2014, the beneficial ownership of  Leucadia National Corporation through various subsidiaries ( “Leucadia” or “we”) of the common stock, par value $0.01 per share of Harbinger Group Inc. (“HGI” or the “Company”) is being reported  on Schedule 13D instead of Schedule 13G.

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of the Company, with its principal executive offices located at 450 Park Avenue, New York, New York 10022.

Item 2.	Identity and Background.

(a)  Leucadia’s principal executive office is located at 520 Madison Avenue, New York, New York 10022.

(b), (c) and (f) The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conduct) and place of citizenship of each executive officer and director of Leucadia are set forth on Schedule I attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”) and are incorporated herein by reference.

(d)  Neither Leucadia nor any of the Scheduled Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, neither Leucadia nor any of the Scheduled Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  See Schedule I(e), which is attached hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by Leucadia to beneficially acquire the 23,000,000 shares of Common Stock reported herein was $253 million.  Such purchase of Common Stock was funded by working capital of Leucadia.

Item 4.	Purpose of Transaction.

(a)-(j)

On March 18, 2014, Leucadia entered into a Preferred Securities Purchase Agreement with Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd. (collectively, the “Sellers”) pursuant to which Leucadia purchased from the Sellers an aggregate of 23,000,000 preferred securities of newly formed subsidiaries of each Seller (the “Preferred Shares”) at a price of $11.00 per Preferred Share.  The transaction closed on March 21, 2014.

Pursuant to an Exchange Agreement, dated March 21, 2014, among Leucadia and the Sellers, upon receipt of approvals from the insurance regulators of the Company’s insurance subsidiary, Fidelity & Guaranty Life, Leucadia will exchange each Preferred Share for a share of Common Stock, (such shares of Common Stock, the “Subject Shares”) owned by the Sellers. While awaiting insurance regulatory approval, the Sellers retain the right to vote the Subject Shares in their sole discretion and during this period Leucadia may from time to time sell all or a portion of the Subject Shares and receive the proceeds from such sale for its own account, as a result of which Leucadia is deemed to have acquired beneficial ownership of the Subject Shares.  In connection with the foregoing, the Sellers assigned certain registration rights with respect to the Subject Shares to Leucadia. Pursuant to a Pledge and Security Agreement and a Cash and Securities Deposit Agreement, the Sellers granted a security interest in the Subject Shares in favor of Leucadia and the Subject Shares were placed in escrow.

On March 18, 2014, in connection with the entering into the transaction to acquire the Preferred Shares, Leucadia entered into an agreement with the Company (the “Letter Agreement”).  Under the Letter Agreement, upon receipt of insurance regulatory approval, the Company will increase the size of its board and provide us the right for two years to designate two directors to the Company’s board of directors, subject to reduction in certain circumstances.   We currently anticipate that insurance regulatory approval will take several months, and expect to appoint Joseph S. Steinberg, our Chairman, and Andrew Whittaker, Vice Chairman Leucadia, as designees upon receipt of such approval.  Prior to regulatory approval, we will have the right to appoint two observers to the Company’s board; however, we do not intend to exercise that right without prior consultation with the applicable insurance regulators.  We agreed, subject to certain exceptions, for two years, without the Company’s prior approval, not to acquire additional shares or voting rights of the Company that would increase our beneficial ownership above 27.5% of the voting power of the Company’s outstanding securities, to restrict our ability to make certain proposals or solicit proxies, and to not sell our investment in the Company to counterparties who hold, or after giving effect to a sale would hold, in excess of 4.9% of the Company’s common stock.  We also agreed for a two year period to vote in favor of the slate of directors nominated by the Company’s board.

The foregoing is a summary of the material terms of the Purchase Agreement, the Exchange Agreement, and Letter Agreement and is qualified in its entirety by reference to the Purchase Agreement, the Exchange Agreement and the Letter Agreement, which are filed as Exhibits hereto, and are incorporated herein by reference.

Leucadia has acquired beneficial ownership of the shares of Common Stock referred to in Item 5 in order to obtain a substantial equity interest in the Company.  Subject to restrictions contained in the Letter Agreement, Leucadia may acquire or seek to acquire additional shares of Common Stock or sell or seek to sell shares of Common Stock, depending upon our view of the Company’s prospects, prevailing prices and market conditions, from time to time in the open market, in privately negotiated transactions, or otherwise.   Except as disclosed herein, Leucadia presently does not have any plans or proposals to seek control of the Company.

Except as disclosed herein, Leucadia has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the close of business on the date of this Statement, through various subsidiaries Leucadia may be deemed to beneficially own  an aggregate of 41,632,180 shares of the Company’s Common Stock, including the 23,000,000 Subject Shares as a result of our current right to sell such Subject Shares), representing approximately 28.6% of the issued and outstanding shares of the Company’s Common Stock (approximately 20.1%, assuming the conversion of all of the Company’s Series A Participating Preferred Stock and its Series A-2 Participating Preferred Stock).  All percentages in this Item 5 are based on the 145,613,286 shares of Common Stock represented as being outstanding as of March 17, 2014 by the Sellers in the Preferred Securities Purchase Agreement.

(b)           Item 5(a) and the responses of Leucadia to Rows 7, 8, 9, 10, 11 and 13 are incorporated herein by reference.

(c)           Except as otherwise described herein, Leucadia has not effected any transactions in Common Stock during the past sixty days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 above is hereby incorporated by reference.

Simultaneously with the entry into the Purchase Agreement, Leucadia, the Company and the Sellers  entered into an Acknowledgement to the Registration Rights Agreement (the “Acknowledgement”) with the Company, and the Sellers providing generally that the Subject Shares have the benefit of the Registration Rights Agreement, dated as of September 10, 2010 and amended May 12, 2011, by and among the Company and the Sellers, and Leucadia as a result of the Joinder to the Registration Rights Agreement, dated as of September 27, 2013, by and between Leucadia and the Company.  The Acknowledgement is filed as an Exhibit hereto and is incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits.

99.1
Preferred Securities Purchase Agreement, dated March 18, 20014, by and among Leucadia National Corporation, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd. (incorporated by reference to Exhibit 2.1 to the Form 8-K/A filed by Leucadia National Corporation on March 18, 2014 (the “8-K/A”).

99.2
Acknowledgement to the Registration Rights Agreement, dated March 18, 2014, by and among Leucadia National Corporation, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd. (incorporated by reference to Exhibit 10.1 to the 8-K/A).

99.4	Letter Agreement, dated March 18, 2014, by and between Leucadia National Corporation and Harbinger Group Inc. (incorporated by reference to Exhibit 10.2 to the 8-K/A).

99.5
Exchange Agreement, dated March 21, 2014, by and among Leucadia National Corporation, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd.

99.6
Cash and Securities Deposit Agreement, dated March 20, 2014, by and among Leucadia National Corporation, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Global Opportunities Breakaway Ltd. and Jefferies LLC.

99.7
Pledge and Security Agreement, dated March 21, 2014 by and among Leucadia National Corporation, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Global Opportunities Breakaway Ltd. and Jefferies LLC.

99.8
Joinder to Registration Rights Agreement dated as of September 27, 2013 by and among Leucadia, Harbinger Group Inc., Harbinger Capital Partners Master Fund I, Ltd., Global Opportunities Breakaway Ltd. and Harbinger Capital Partners Special Situations Fund, L.P., dated as of September 10, 2010, as amended on May 12, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2014

LEUCADIA NATIONAL CORPORATION

	By:	/s/ Joseph A. Orlando
		Name:	Joseph A. Orlando
		Title:	Vice President and Chief Financial Officer

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF LEUCADIA NATIONAL CORPORATOIN

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Leucadia National Corporation is set forth below. The business address of each person listed below is c/o Leucadia National Corporation, 520 Madison Avenue, New York, NY 10022.  To the knowledge of Leucadia, each person listed below is a citizen of the United States.

Name and Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Leucadia

Directors
Linda L. Adamany	Director of Leucadia, Retired BP plc executive

Robert D. Beyer	Director of Leucadia Chairman of Chaparal Investments LLC.

Francisco L. Borges	Director of Leucadia, Chairman of Landmark Partners, Inc.

W. Patrick Campbell	Director of Leucadia, Independent Consultant, Former Chairman and CEO of Magex Limited

Brian P. Friedman	Director of Leucadia, President of Leucadia

Richard B. Handler	Director of Leucadia, Chief Executive Officer of Leucadia

Robert E. Joyal	Director of Leucadia, Retired President of Babson Capital Management LLC

Jeffrey C. Keil	Director of Leucadia Private Investor, Retired President of Republic New York Corporation

Michael T. O’Kane	Director of Leucadia, Retired Senior Managing Director of TIAA-CREF

Stuart H. Reese	Director of Leucadia, Retired President and CEO of Mass Mutual

Joseph S. Steinberg	Chairman of the Board of Leucadia

Executive Officers

Richard B. Handler	Chief Executive Officer

Brian P. Friedman	President

Barbara L. Lowenthal	Vice President and Comptroller

Thomas E. Mara	Executive Vice President

Rocco J. Nittoli	Vice President and Treasurer

Joseph A. Orlando	Vice President and Chief Financial Officer

Michael J. Sharp Joseph S. Steinberg	Executive Vice President and General Counsel Chairman

Justin R. Wheeler
Vice President and Chief Operating Officer

(e)  As disclosed in Leucadia’s Form 10-K for the year ended December 31, 2013, Leucadia’s subsidiary, Jefferies LLC, has entered into a settlement agreement with the SEC relating to an investigation of the purchases and sales of mortgage-backed securities (MBS). That investigation arose from a matter that came to light in late 2011, at which time Jefferies terminated an (MBS) trader who was then indicted by the United States Attorney for the District of Connecticut in January 2013 and subsequently convicted, and was separately charged in a civil complaint by the SEC. In addition to a monetary fine, the settlement agreement found that the subsidiary had failed reasonably to supervise the trader and others on the MBS desk because the subsidiary failed to implement procedures regarding review of correspondence in a manner that would reasonably be expected to prevent and detect the violations by the trader and certain others.

Exhibit Index

99.1
Preferred Securities Purchase Agreement, dated March 18, 20014, by and among Leucadia National Corporation, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd. (incorporated by reference to Exhibit 2.1 to the Form 8-K/A filed by Leucadia National Corporation on March 18, 2014 (the “8-K/A”).

99.2
Acknowledgement to the Registration Rights Agreement, dated March 18, 2014, by and among Leucadia National Corporation, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd. (incorporated by reference to Exhibit 10.1 to the 8-K/A).

99.4	Letter Agreement, dated March 18, 2014, by and between Leucadia National Corporation and Harbinger Group Inc. (incorporated by reference to Exhibit 10.2 to the 8-K/A).

99.5
Exchange Agreement, dated March 21, 2014, by and among Leucadia National Corporation, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd.

99.6
Cash and Securities Deposit Agreement, dated March 20, 2014, by and among Leucadia National Corporation, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Global Opportunities Breakaway Ltd. and Jefferies LLC.

99.7
Pledge and Security Agreement, dated March 21, 2014 by and among Leucadia National Corporation, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Global Opportunities Breakaway Ltd. and Jefferies LLC.

99.8
Joinder to Registration Rights Agreement dated as of September 27, 2013 by and among Leucadia, Harbinger Group Inc., Harbinger Capital Partners Master Fund I, Ltd., Global Opportunities Breakaway Ltd. and Harbinger Capital Partners Special Situations Fund, L.P., dated as of September 10, 2010, as amended on May 12, 2011.